Exhibit 99.9

NICE Actimize Ranked Technology Leader in Quadrant Knowledge
Anti-Money Laundering Management Report

NICE Actimize achieved the highest scores across technology excellence and customer impact metrics among anti-money laundering solutions vendors

Hoboken, NJ, January 29, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business and the leader in Autonomous Financial Crime Management has been ranked Technology Leader by global advisory and consulting firm Quadrant Knowledge Solutions in its recently released “Market Outlook: Anti-Money Laundering (AML) Solutions, 2019-2014,  Worldwide” report (December 2019). The Quadrant Knowledge Solutions study provides competitive analysis and a ranking of the leading anti-money laundering vendors in the form of its proprietary SPARK Matrix.

The Quadrant Knowledge Market Outlook report cited a number of key areas of strength for NICE Actimize, noting that “Driven by the sophisticated technology platform, strong domain expertise, service capabilities, and compelling vision & roadmap, NICE Actimize has received strong ratings across technology excellence and customer impact parameters and has been positioned as the technology leader in the 2019 SPARK Matrix analysis of the global anti-money laundering market.”

Additionally, the report said, “NICE Actimize has made significant improvements in its technology capabilities by leveraging intelligent automation, artificial intelligence and machine learning technologies to offer the most comprehensive AML solutions enabling financial organizations to comply with ever-growing regulations and reduce the cost of compliance. NICE Actimize positions itself as a provider of autonomous financial crime management with an integrated platform for AML, fraud prevention, and case management solution to detect, prevent, and investigate ever-growing risk scenarios across the organizations.”

The report continued, “The company with its comprehensive AML solution providing holistic views of risk scenarios across enterprise environment along with ActimizeWatch, AI-enabled case management, X-Sight Marketplace, and advanced AI-engine with ML-models is well recognized amongst its customers to deliver strong customer ownership experience. NICE Actimize continues to augment existing typologies with additional machine learning to optimize peer segmentation, model tuning, advanced anomaly detection, and predictive scoring.”

“We appreciate the extensive research into the global anti-money laundering marketplace conducted by Quadrant Knowledge Solutions, and we thank them for once again identifying NICE Actimize as the industry leader in technology and innovation,” said Craig Costigan, CEO, NICE Actimize. “Facing today’s fast-moving, dynamic threats, financial service organizations demand solutions that allow them to achieve consistent regulatory coverage, reduce the cost of compliance and respond to market changes quickly. NICE Actimize’s Autonomous AML suite modernizes AML programs while creating a single integrated view of the customer. We will continue to provide further innovation to stay ahead of AML compliance risks and challenges.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor participant ranks related to their competitors along several axes representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

About Quadrant Knowledge Solutions
Quadrant Knowledge Solutions is a global advisory and consulting firm focused on helping clients in achieving business transformation goals with Strategic Business and Growth advisory services. At Quadrant Knowledge Solutions, our vision is to become an integral part of our client’s business as a strategic knowledge partner. Our research and consulting deliverable is designed to provide comprehensive information and strategic insights for helping clients formulate growth strategies to survive and thrive in ever-changing business environments. For more available research, please visit https://quadrant-solutions.com/market-research.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world's leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Press Contact:
Cindy Morgan-Olson, +1-551-256-5000, NICE Actimize, cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen, +1-212-574-3635, ir@nice.com

Yisca Erez
+972-9-775-3798, NICE Ltd., ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.